

Mail Stop 7010

December 19, 2008

via U.S. mail and facsimile

John D. Ferguson, President and CEO
Corrections Corporation of America
10 Burton Hills Boulevard
Nashville, Tennessee 37215

> **RE: Corrections Corporation of America**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 27, 2008**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2008,**
> **June 30, 2008 and September 30, 2008**
> **File No. 1-16109**

Dear Mr. Ferguson:

　　We have reviewed your response letter dated December 10, 2008 and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
   - the company is responsible for the adequacy and accuracy of the disclosure in their filings;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

<u>11. Debt, page F-23</u>

2. From your response to comment 12 in our letter dated November 26, 2008, it appears your position is that the terms "wholly-owned subsidiary" and "100% owned subsidiary" have the same meaning. However, Rule 1-02(aa) of Regulation S-X defines wholly-owned subsidiary as "a subsidiary substantially all of whose outstanding voting shares are owned by its parent and/or other wholly-owned subsidiaries." As noted in our previous comment, Rule 3-10(f)(1) of Regulation S-X requires that the guarantor subsidiaries be 100% owned to present condensed consolidating financial information instead of separate financial statements for each guarantor subsidiary. As such, please revise your disclosure in future filings to clarify that the guarantor subsidiaries are 100% owned, if correct.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief